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Volaris Reports Financial Results

for the Third Quarter 2021

Mexico City, Mexico, October 21st, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States of America, Central and South America, today announces its financial results for the third quarter 20211.

Third Quarter 2021 Highlights

(All metrics are compared to 3Q 2019 unless otherwise noted)

Volaris reported double-digit growth in revenue and EBITDAR in the third quarter, due to its resilient business model and disciplined growth strategy.

■	Total operating revenue of Ps.12,804 million, a 35% increase. Total revenue per available seat mile (TRASM) increased 12% to Ps.168 cents.
■	Operating expenses of Ps.9,682 million, a 24% increase. Operating expenses per available seat mile (CASM) remained unchanged at US$6.33 cents, while CASM ex-fuel increased 2% to US$4.09 cents.
■	Net income of Ps.1,515 million with a net margin of 11.8%. Earnings per share of Ps.1.30 and earnings per ADS of US$0.64.
■	EBITDAR of Ps.5,235 million, increased 59% with an EBITDAR margin of 40.9%, an increase of 6.3 percentage points.
■	Cash generation of Ps.1,965 million with a cash and cash equivalents position of Ps.12,668 million or US$624 million, representing 33% of the last twelve months total operating revenue.
■	Net debt-to-LTM EBITDAR ratio of 2.8 times, the lowest level in Volaris' history.

“We demonstrated, again, Volaris' agility and ability to adapt to a challenging demand environment by redeploying capacity to the appropriate markets and by stimulating demand. Moreover, we delivered strong quarterly results in line with the ambitious goals we had set for the third quarter. We were able to obtain these results thanks to our dedicated family of ambassadors and to our loyal and experienced management team,” said Enrique Beltranena, President & Chief Executive Officer. “Our ultra-low-cost business model has proven resilient in difficult times and continues to have significant room for further growth,” Enrique added.

1 The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

1

Third Quarter 2021 Financial and Operations Highlights

(All metrics are compared to 3Q 2019 unless otherwise noted)

Third Quarter
Consolidated Financial Highlights	2021	2019	Var.
Total Operating Revenue (Ps. million)	12,804	9,502	35%
TRASM (Ps. cents)	168	150	12%
ASMs (million, scheduled & charter)	7,667	6,341	21%
Load Factor (scheduled, RPMs/ASMs)	85.4%	85.1%	0.3 pp
Passengers (thousand, scheduled & charter)	6,650	5,620	18%
Fleet (end of period)	94	80	14
Operating Expenses (Ps. million)	9,682	7,799	24%
CASM (US$ cents)	6.33	6.36	0%
CASM excl. fuel (US$ cents)	4.09	3.99	2%
Operating income (EBIT) (Ps. million)	3,123	1,703	83%
% EBIT Margin	24.4%	17.9%	6.5 pp
Net income (Ps. million)	1,515	713	112%
% Net income margin	11.8%	7.5%	4.3 pp
EBITDAR (Ps. million)	5,235	3,291	59%
% EBITDAR Margin	40.9%	34.6%	6.3 pp
Net debt-to-LTM EBITDAR	2.8	x	4.0	x	-1.2	x

Total operating revenue was Ps.12,804 million, a 35% increase, driven by higher capacity, healthy load factors and stronger unit revenue per passenger. However, demand slowed in the second half of the quarter due to an increase of Covid-19 (Delta variant) cases in Mexico and the United States.

Volaris booked 6.7 million passengers in the quarter, an increase of 18%. Domestic and international passengers increased 19% and 17%, respectively; while total capacity, in terms of available seat miles (ASMs), increased 21% to 7.7 billion. Load factor reached 85.4%, above pre-pandemic levels.

TRASM of Ps.168 cents represented a 12% increase. Average base fare was Ps.1,134, a decrease of 2%. Ancillary revenue per passenger was Ps.805, a 49% increase, due to the continued growth of new and traditional products, such as First Baggage, Seat Selection and More Flexibility. Ancillary revenue represented 42% of total operating revenue, compared to 32% in the same period of 2019. Finally, total revenue per passenger increased 14% to Ps.1,939.

Operating expenses were Ps.9,682 million, a 24% increase, mainly due to capacity growth and the incorporation of new aircraft. The average economic fuel cost per gallon grew 3% to Ps.46.0 per gallon (US$2.30), which totaled a CASM of US$6.33 cents, essentially in line with the same period of 2019. CASM ex-fuel increased 2% to US$4.09 cents.

Comprehensive financing result increased 40% driven by a foreign exchange loss of Ps.234 million, and an increase of 26% of financial cost mainly related to the increase in the Company's fleet. The Mexican peso depreciated 3% against the US dollar, from an average exchange rate of Ps.19.42 per US dollar in the third quarter of 2019 to Ps.20.01 per US dollar during the third quarter of 2021. At the end of the third quarter of 2021, the Mexican peso (Ps.20.31 per US dollar) depreciated 3% compared to the exchange rate at the end of the second quarter of 2021 (Ps.19.80 per US dollar).

Income tax expense was Ps.649 million, compared to Ps.306 million in the third quarter of 2019.

2

Net income was Ps.1,515 million with a net margin of 11.8%. Earnings per share totaled Ps.1.30 and earnings per ADS were US$0.64.

EBITDAR was Ps.5,235 million, an increase of 59%, due to capacity growth and higher unit revenues. EBITDAR margin was 40.9%, an increase of 6.3 percentage points.

Balance Sheet, Liquidity and Capital Allocation

During the third quarter 2021 Volaris generated Ps.1,965 million in cash. As of September 30, cash and cash equivalents were Ps.12,668 million or US$624 million, representing 33% of the last twelve months total operating revenue. Net cash flow provided by operating activities was Ps.4,220 million, while cash outflows in investing and financing activities were Ps.379 million and Ps.1,876 million, respectively. Positive net foreign exchange difference was Ps.169 million.

As of October 13, 2021, the Company issued Ps.1,500 million of 5-year asset backed trust notes (CEBUR) in Mexico linked to sustainability performance goals, one of the first of its kind for the industry in Latin America; the proceeds will be used to finance the company's sustainable growth. The sustainable objective set by the company is to reduce 35.4% emissions of gCO2/RPK by 2030. Moreover, Volaris' sustainability-linked bond framework received a second opinion from Sustainalytics, considering an ambitious Sustainability Performance Target, with a very strong Key Performance Indicator.

As of the quarter end, net debt was Ps.39,461 million, which included Ps.5,301 million of financial debt, Ps.46,828 million of leasing liabilities, less cash and cash equivalents of Ps. 12,668 million. The net debt-to-LTM EBITDAR ratio was 2.8 times, compared to 4.0 times in the same period of 2019 and 4.5 times in 2Q 2021.

4Q 2021 Outlook

Despite of the recent headwinds of Covid-19, we expect to continue with our disciplined growth strategy for the rest of the year and 2022. With respect to 2019, we expect to grow capacity (ASMs) between 26% to 29% for the fourth quarter. Furthermore, we expect an EBITDAR margin between 31% to 34% for the fourth quarter. Finally, we expect cash and cash equivalents for 2021 year-end balance as percentage of last twelve months´ revenues at approximately 30%, maintaining net debt-to-LTM EBITDAR below 3.0 times. This outlook assumes no pandemic-related or other material disruptions to Volaris’ business and an average economic fuel cost of US$2.45 to US$2.70 per gallon.

Fleet

During the third quarter, the Company incorporated two new A320neo aircraft to its fleet. As of September 30, 2021, Volaris’ fleet was composed of 94 aircraft (6 A319s, 72 A320s and 16 A321s), with an average age of 5.6 years. Volaris’ fleet had an average of 188 seats per aircraft. 81% of its aircraft are sharklet-equipped and 40% are New Engine Option (NEO) models. The Company reaffirms its plans to end 2021 with 101 aircraft and closing the year 2022 with 113 aircraft.

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact:

María Elena Rodríguez / Félix Martínez / ir@volaris.com

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Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com

Conference call and webcast details

Date:	Friday, October 22nd, 2021
Time:	9:00 am Mexico City (CT) / 10:00 am New York (USA) (ET)
United States dial in:	+1-844-204-8586
Mexico dial in:	+52-55-8880-8040
International dial in:	+1-412-317-6346
Participant code:	Volaris
Webcast & video presentation:	https://webcastlite.mziq.com/cover.html?webcastId=dcb83e09-887e-4056-9223-0409ba22d74a

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 183 and its fleet from 4 to 96 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2019 unless otherwise noted)

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended September 30, 2021 (US Dollars)*	Three months ended September 30, 2021	Three months ended September 30, 2019	Variance

Total operating revenues (millions)	631	12,804	9,502	34.8%
Total operating expenses (millions)	477	9,682	7,799	24.1%
EBIT (millions)	154	3,123	1,703	83.4%
EBIT margin	24.4%	24.4%	17.9%	6.5 pp
Depreciation and amortization (millions)	83	1,681	1,363	23.3%
Aircraft and engine variable lease expenses (millions)	21	431	226	90.9%
Net income (millions)	75	1,515	713	112.5%
Net income margin	11.8%	11.8%	7.5%	4.3 pp
Earnings per share:
Basic	0.06	1.30	0.70	84.4%
Diluted	0.06	1.30	0.70	84.4%
Earnings per ADS:
Basic	0.64	13.00	7.05	84.4%
Diluted	0.64	13.00	7.05	84.4%
Weighted average shares outstanding:
Basic	–	1,165,976,677	1,011,876,677	15.2%
Diluted	–	1,165,976,677	1,011,876,677	15.2%
Available seat miles (ASMs) (millions) (1)	–	7,667	6,341	20.9%
Domestic	–	5,397	4,328	24.7%
International	–	2,270	2,014	12.7%
Revenue passenger miles (RPMs) (millions) (1)	–	6,551	5,398	21.4%
Domestic	–	4,714	3,785	24.5%
International	–	1,837	1,613	13.9%
Load factor (2)	–	85.4%	85.1%	0.3 pp
Domestic	–	87.3%	87.5%	(0.1) pp
International	–	80.9%	80.1%	0.9 pp
Total operating revenue per ASM (TRASM) (cents) (1)(5)	8.3	168.2	150.3	11.9%
Total ancillary revenue per passenger (4)(5)	39.6	805	539	49.3%
Total operating revenue per passenger (5)	95.5	1,939	1,696	14.3%
Operating expenses per ASM (CASM) (cents) (1)(5)	6.2	126.6	123.4	2.6%
Operating expenses per ASM (CASM) (US cents) (1)(3)(5)	–	6.33	6.36	(0.4%)
CASM ex fuel (cents) (1)(5)	4.0	81.8	77.5	5.5%
CASM ex fuel (US cents) (1)(3)(5)	–	4.09	3.99	2.4%
Booked passengers (thousands) (1)	–	6,650	5,620	18.3%
Departures (1)	–	41,820	35,777	16.9%
Block hours (1)	–	105,202	90,323	16.5%
Fuel gallons consumed (millions)	–	74.7	64.9	15.1%
Average economic fuel cost per gallon (5)	2.3	46.0	44.9	2.6%
Aircraft at end of period	–	94	80	17.5%
Average aircraft utilization (block hours)	–	13.0	13.2	(1.3%)
Average exchange rate	–	20.01	19.42	3.0%
End of period exchange rate	–	20.31	19.64	3.4%

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule and charter.

(2) Includes schedule.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenues” and “non-passenger revenues”.
(5) Excludes non-derivatives financial instruments.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended September 30, 2021 (US Dollars)*	Three months ended September 30, 2021	Three months ended September 30, 2020	Variance

Total operating revenues (millions)	631	12,804	4,724	171.1%
Total operating expenses (millions)	477	9,682	6,951	39.3%
EBIT (millions)	154	3,123	(2,227)	N/A
EBIT margin	24.4%	24.4%	(47.1%)	71.5 pp
Depreciation and amortization (millions)	83	1,681	1,509	11.4%
Aircraft and engine variable lease expenses (millions)	21	431	537	(19.8%)
Net income (loss) (millions)	75	1,515	(2,175)	N/A
Net income (loss) margin	11.8%	11.8%	(46.0%)	57.9 pp
Earnings (loss) per share:
Basic	0.06	1.30	(2.15)	N/A
Diluted	0.06	1.30	(2.15)	N/A
Earnings (loss) per ADS:
Basic	0.64	13.00	(21.50)	N/A
Diluted	0.64	13.00	(21.50)	N/A
Weighted average shares outstanding:
Basic	–	1,165,976,677	1,011,876,677	15.2%
Diluted	–	1,165,976,677	1,011,876,677	15.2%
Available seat miles (ASMs) (millions) (1)	–	7,667	4,763	61.0%
Domestic	–	5,397	3,685	46.5%
International	–	2,270	1,078	110.5%
Revenue passenger miles (RPMs) (millions) (1)	–	6,551	3,496	87.4%
Domestic	–	4,714	2,711	73.9%
International	–	1,837	785	134.0%
Load factor (2)	–	85.4%	73.4%	12.1 pp
Domestic	–	87.3%	73.6%	13.8 pp
International	–	80.9%	72.8%	8.1 pp
Total operating revenue per ASM (TRASM) (cents) (1)(5)	8.3	168.2	102.8	63.6%
Total ancillary revenue per passenger (4)(5)	39.6	805	614	31.0%
Total operating revenue per passenger (5)	95.5	1,939	1,411	37.4%
Operating expenses per ASM (CASM) (cents) (1)(5)	6.2	126.6	149.2	(15.1%)
Operating expenses per ASM (CASM) (US cents) (1)(3)(5)	–	6.33	6.75	(6.2%)
CASM ex fuel (cents) (1)(5)	4.0	81.8	111.3	(26.5%)
CASM ex fuel (US cents) (1)(3)(5)	–	4.09	5.03	(18.8%)
Booked passengers (thousands) (1)	–	6,650	3,470	91.7%
Departures (1)	–	41,820	24,721	69.2%
Block hours (1)	–	105,202	62,678	67.8%
Fuel gallons consumed (millions)	–	74.7	44.9	66.5%
Average economic fuel cost per gallon (5)	2.3	46.0	40.2	14.6%
Aircraft at end of period	–	94	84	11.9%
Average aircraft utilization (block hours)	–	13.0	10.6	23.1%
Average exchange rate	–	20.01	22.11	(9.5%)
End of period exchange rate	–	20.31	22.46	(9.6%)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule and charter.

(2) Includes schedule.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenues” and “non-passenger revenues”.
(5) Excludes non-derivatives financial instruments.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In Mexican pesos, except otherwise indicated)	Nine months ended September 30, 2021 (US Dollars)*	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Variance
Total operating revenues (millions)	1,512	30,708	14,074	118.2%
Total operating expenses (millions)	1,264	25,674	18,287	40.4%
EBIT (millions)	248	5,035	(4,213)	N/A
EBIT margin	16.4%	16.4%	(29.9%)	46.3 pp
Depreciation and amortization (millions)	236	4,799	4,402	9.0%
Aircraft and engine rent expenses (millions)	68	1,381	1,338	3.2%
Net income (loss) (millions)	114	2,320	(5,191)	N/A
Net income (loss) margin	7.6%	7.6%	(36.9%)	44.4 pp
Earnings (loss) per share:
Basic	0.10	1.99	(5.13)	N/A
Diluted	0.10	1.99	(5.13)	N/A
Earnings (loss) per ADS:
Basic	0.98	19.90	(51.30)	N/A
Diluted	0.98	19.90	(51.30)	N/A
Weighted average shares outstanding:
Basic	–	1,165,976,677	1,011,876,677	15.2%
Diluted	–	1,165,976,677	1,011,876,677	15.2%
Available seat miles (ASMs) (millions) (1)	–	20,074	12,295	63.3%
Domestic	–	14,447	9,140	58.1%
International	–	5,627	3,156	78.3%
Revenue passenger miles (RPMs) (millions) (1)	–	16,835	9,800	71.8%
Domestic	–	12,394	7,307	69.6%
International	–	4,440	2,493	78.1%
Load factor (2)	–	83.9%	79.7%	4.2 pp
Domestic	–	85.8%	79.9%	5.8 pp
International	–	78.9%	79.0%	(0.1) pp
Total operating revenue per ASM (TRASM) (cents) (1)(5)	7.6	154.5	116.4	32.7%
Total ancillary revenue per passenger (4)(5)	38.8	788	591	33.4%
Total operating revenue per passenger (5)	89.2	1,811	1,453	24.6%
Operating expenses per ASM (CASM) (cents) (1)(5)	6.3	128.5	151.4	(15.1%)
Operating expenses per ASM (CASM) (US cents) (1)(3)(5)	–	6.39	6.95	(8.1%)
CASM ex fuel (cents) (1)(5)	4.3	86.9	111.2	(21.9%)
CASM ex fuel (US cents) (1)(3)(5)	–	4.32	5.10	(15.5%)
Booked passengers (thousands) (1)	–	17,124	9,852	73.8%
Departures (1)	–	109,440	66,167	65.4%
Block hours (1)	–	275,096	168,788	63.0%
Fuel gallons consumed (millions)	–	194.5	119.9	62.3%
Average economic fuel cost per gallon (5)	2.1	43.0	41.2	4.4%
Aircraft at end of period	–	94	84	11.9%
Average aircraft utilization (block hours)	–	12.2	11.1	10.4%
Average exchange rate	–	20.13	21.79	(7.6%)
End of period exchange rate	–	20.31	22.46	(9.6%)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule and charter.

(2) Includes schedule.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenues” and “non-passenger revenues”.
(5) Excludes non-derivatives financial instruments.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2021 (US Dollars)*	Three months ended September 30, 2021	Three months ended September 30, 2020	Variance

Operating revenues:
Passenger revenues	613	12,445	4,640	168.2%
Fare revenues	371	7,542	2,764	172.9%
Other passenger revenues	241	4,903	1,876	161.4%

Non-passenger revenues	22	447	255	75.4%
Other non-passenger revenues	19	389	206	89.1%
Cargo	3	58	49	18.0%

Non-derivatives financial instruments	(4)	(88)	(171)	(48.6%)

Total operating revenues	631	12,804	4,724	171.1%

Other operating income	(2)	(44)	(267)	(83.5%)
Fuel expense, net (1)	168	3,410	1,648	106.9%
Landing, take-off and navigation expenses	75	1,528	1,028	48.7%
Depreciation of right of use assets	69	1,410	1,278	10.4%
Salaries and benefits	61	1,236	865	42.8%
Sales, marketing and distribution expenses	28	577	964	(40.1%)
Maintenance expenses	25	507	315	61.0%
Aircraft and engine variable lease expenses	21	431	537	(19.8%)
Other operating expenses	18	357	352	1.2%
Depreciation and amortization	13	270	231	17.1%
Operating expenses	477	9,682	6,951	39.3%

Operating income (loss)	154	3,123	(2,227)	N/A

Finance income	1	20	17	21.4%
Finance cost	(37)	(744)	(730)	1.9%
Exchange (loss) gain, net	(12)	(234)	186	N/A
Comprehensive financing result	(47)	(958)	(527)	81.7%

Income (loss) before income tax	107	2,165	(2,754)	N/A
Income tax (expense) benefit	(32)	(649)	579	N/A
Net income (loss)	75	1,515	(2,175)	N/A
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) 3Q 2021 and 3Q 2020 figures include a benefit from non-derivatives financial instruments by an amount of Ps.26.9 million and Ps.153.5 million, respectively.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2021 (US Dollars)*	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Variance
Operating revenues:
Passenger revenues	1,464	29,720	13,624	118.1%
Fare revenues	862	17,508	8,491	106.2%
Other passenger revenues	601	12,212	5,133	137.9%

Non-passenger revenues	63	1,287	688	87.1%
Other non-passenger revenues	55	1,114	555	100.6%
Cargo	9	173	132	30.5%

Non-derivatives instruments	(15)	(298)	(237)	25.7%

Total operating revenues	1,512	30,708	14,074	118.2%

Other operating income	(8)	(153)	(568)	(73.1%)
Fuel expense, net (1)	406	8,239	4,614	78.6%
Landing, take-off and navigation expenses	210	4,267	2,943	45.0%
Depreciation of right of use assets	198	4,030	3,752	7.4%
Salaries and benefits	166	3,370	2,470	36.4%
Maintenance expenses	70	1,415	714	98.2%
Sales, marketing and distribution expenses	70	1,413	1,506	(6.2%)
Aircraft and engine variable lease expenses	68	1,381	1,338	3.2%
Other operating expenses	46	943	869	8.4%
Depreciation and amortization	38	769	650	18.3%
Operating expenses	1,264	25,674	18,287	40.4%

Operating income (loss)	248	5,035	(4,213)	N/A

Finance income	3	53	93	(42.9%)
Finance cost	(96)	(1,950)	(2,523)	(22.7%)
Exchange gain (loss), net	9	177	(419)	N/A
Comprehensive financing result	(85)	(1,720)	(2,849)	(39.6%)

Income (loss) before income tax	163	3,315	(7,062)	N/A
Income tax (expense) benefit	(49)	(994)	1,872	N/A
Net income (loss)	114	2,320	(5,191)	N/A
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) September YTD 2021 and September YTD 2020 figures include a benefit from non-derivatives financial instruments by an amount of Ps.127.4 million and Ps. 324.9 million, respectively.

9

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

(All metrics are compared to 2020 unless otherwise noted)

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2021 (US Dollars)*	Three months ended September 30, 2021	Three months ended September 30, 2020	Variance

Other passenger revenues	241	4,903	1,876	161.4%
Non-passenger revenues	22	447	255	75.4%
Total ancillary revenues	263	5,350	2,131	151.1%

Booked passengers (thousands) (1)	–	6,650	3,470	91.7%

Total ancillary revenue per passenger	40	805	614	31.0%
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only. (1) Includes schedule and charter.

10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

(All metrics are compared to 2020 unless otherwise noted)

The following table shows the first nine months of the year additional detail about the components of total ancillary revenue:

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2021 (US Dollars)*	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Variance

Other passenger revenues	601	12,212	5,133	137.9%
Non-passenger revenues	63	1,287	688	87.1%
Total ancillary revenues	664	13,499	5,821	131.9%

Booked passengers (thousands) (1)	–	17,124	9,852	73.8%

Total ancillary revenue per passenger	39	788	591	33.4%
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only. (1) Includes schedule and charter.

11

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(All metrics are compared to 2020 unless otherwise noted)

(In millions of Mexican pesos)	September 30, 2021 Unaudited (US Dollars)*	September 30, 2021 Unaudited	December 31, 2020 Audited
Assets
Cash and cash equivalents	624	12,668	10,103
Accounts receivable	137	2,792	2,027
Inventories	14	286	279
Prepaid expenses and other current assets	42	855	850
Financial instruments	–	–	–
Guarantee deposits	80	1,632	1,142
Total current assets	898	18,232	14,402
Rotable spare parts, furniture and equipment, net	397	8,066	7,281
Right of use assets	1,823	37,010	34,316
Intangible assets, net	8	161	192
Financial instruments	–	2	–
Deferred income taxes	105	2,136	3,129
Guarantee deposits	455	9,239	8,425
Other assets	4	74	119
Other long- term assets	17	352	325
Total non-current assets	2,809	57,041	53,787
Total assets	3,707	75,273	68,189
Liabilities
Unearned transportation revenue	312	6,330	5,851
Accounts payable	90	1,833	2,365
Accrued liabilities	182	3,690	2,356
Lease liabilities	287	5,823	6,484
Other taxes and fees payable	132	2,671	2,236
Income taxes payable	–	2	4
Financial instruments	–	–	10
Financial debt	218	4,430	1,559
Other liabilities	8	159	101
Total short-term liabilities	1,228	24,939	20,966
Financial debt	43	871	3,796
Accrued liabilities	13	264	67
Lease liabilities	2,019	41,005	37,646
Other liabilities	161	3,272	2,668
Employee benefits	3	59	51
Deferred income taxes	10	203	200
Total long-term liabilities	2,249	45,674	44,427
Total liabilities	3,477	70,613	65,393
Equity
Capital stock	169	3,426	3,426
Treasury shares	(9)	(187)	(224)
Contributions for future capital increases	–	–	–
Legal reserve	14	291	291
Additional paid-in capital	230	4,677	4,720
Retained losses	(76)	(1,535)	(3,855)
Accumulated other comprehensive losses (1)	(99)	(2,011)	(1,562)
Total equity	229	4,660	2,796
Total liabilities and equity	3,707	75,273	68,189

Weighted average shares outstanding		1,165,976,677	1,165,976,677
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) As of September 30, 2021, and December 31, 2020, the figures include a negative foreign exchange effect of Ps.2,043 million and negative foreign exchange effect of Ps.1,577 million, respectively, related to non-derivative financial instruments.

12

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2021 (US Dollars)*	Three months ended September 30, 2021	Three months ended September 30, 2020

Net cash flow provided by (used in) operating activities	208	4,220	(113)
Net cash flow used in investing activities	(19)	(379)	(179)
Net cash flow used in financing activities **	(92)	(1,876)	(1,357)
Increase (decrease) in cash and cash equivalents	97	1,965	(1,649)
Net foreign exchange differences	8	169	(163)
Cash and cash equivalents at beginning of period	519	10,534	10,013
Cash and cash equivalents at end of period	624	12,668	8,202
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only
**Includes aircraft rental payments of Ps.1,716 million and Ps.1,724 million for the three months ended period September 30, 2021, and 2020, respectively.

13

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(All metrics are compared to 2020 unless otherwise noted)

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2021 (US Dollars)*	Nine months ended September 30, 2021	Nine months ended September 30, 2020

Net cash flow provided by operating activities	531	10,779	3,290
Net cash flow used in investing activities	(66)	(1,345)	(145)
Net cash flow used in financing activities **	(346)	(7,017)	(4,405)
Increase (decrease) in cash and cash equivalents	119	2,417	(1,260)
Net foreign exchange differences	7	148	1,482
Cash and cash equivalents at beginning of period	498	10,103	7,980
Cash and cash equivalents at end of period	624	12,668	8,202
* Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
**Includes aircraft rental payments of Ps.6,753 million and Ps.4,350 million for the Nine months ended period September 30, 2021, and 2020, respectively.

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